

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 22, 2016

<u>Via E-mail</u>
James A. Lico
President and Chief Executive Officer
Fortive Corporation
6920 Seaway Blvd.
Everett, WA 98203

> **Re: Fortive Corporation**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed March 4, 2016**
> **File No. 001-37654**

Dear Mr. Lico:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have further comments.

<u>Exhibit 99.1</u>

1.   We note your responses to comment 5 in our December 30, 2015 letter. In a publicly available letter to us dated May 23, 2013, Danaher Corporation described sales by its subsidiaries to Syria and Sudan, and in a publicly available letter dated January 8, 2010, it described sales by subsidiaries to Iran. The products sold to those countries included environmental and construction material testing equipment, water quality test products, coding, marking, power quality and service station equipment, microscopes, flowmeters, temperature controllers and gauges. Iran, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of past, current, and anticipated contacts with Iran, Syria and Sudan by the business segments you will retain after the separation, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products, services, technology or components provided to Iran, Syria and Sudan, directly or indirectly, and

any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Iran, Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

3.   Please tell us whether any contacts with Iran, Syria and Sudan you discuss in response to the comments above involve dual use products or components.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Li Xiao at (202) 551-4391 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Thomas Greenberg, Esq.